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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/06/29: Due to pending the release of material information, TWSE has approved trading in the listing securities will be halted starting from June 29, 2018

99.2                 Announcement on 2018/06/29: The BOD resolved that the subsidiary, HeJian Technology (Suzhou) Co., Ltd. issue an IPO of RMB ordinary shares (A-shares) on the Shanghai Stock Exchange

99.3                 Announcement on 2018/06/29: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.4                 Announcement on 2018/06/29: The announcement of UMC Board of Director’s Resolution to convene the Extraordinary General Meeting

99.5                 Announcement on 2018/06/29: To announce related materials on acquisition of the common shares of Mie Fujitsu Semiconductor Limited

99.6                 Announcement on 2018/06/29: TWSE has approved trading in the listing securities will be resumed starting from July 2, 2018

Exhibit 99.1

Due to pending the release of material information, TWSE has approved trading in the listing securities will be halted starting from June 29, 2018

1. Date of occurrence of the event: 2018/06/29

2. Due to pending the release of material information, TWSE has approved the date of the trading halt: 2018/06/29

3. Due to providing a full explanation of the information relevant to the cause for the halt, TWSE has approved the date of the resumption: NA

Exhibit 99.2

The BOD resolved that the subsidiary, HeJian Technology (Suzhou) Co., Ltd. issue an IPO of RMB ordinary shares (A-shares) on the Shanghai Stock Exchange

1. Date of occurrence of the event: 2018/06/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Board of Director's Resolution to approve proposal for HeJian Technology (Suzhou) Co., Ltd., a subsidiary of the Company, to issue an initial public offering ("IPO") of RMB denominated ordinary shares (A-shares) on the Shanghai Stock Exchange

6. Countermeasures: N/A

7. Any other matters that need to be specified:

(1) In order to respond to China’s rapid growth within the semiconductor industry and to consider the long-term development of UMC Group, Hejian Technology (Suzhou) Co., Ltd., a subsidiary of the Company through business of the third area that operates an 8-inch foundry business (hereinafter referred to as “HJ (Suzhou)”), together with United Semiconductor (Xiamen) Co., Ltd., another Company subsidiary in China, and United Semiconductor (Shandong) Co., Ltd., a subsidiary of HJ (Suzhou) operating the business of IC Design Support Service, are proposing to file for IPO of RMB-denominated ordinary shares (A-shares) with the China Securities Regulatory Commission and are applying for listing on the Shanghai Stock Exchange. This move is meant to expand business in China, attract local talent, and enhance UMC Group’s global competitiveness.

(2) The newly issued shares listing on the A-share market will be no more than 400 million shares, and will account for no less than 10% of HJ (Suzhou)’s total issued share capital. The Company’s ownership of HJ (Suzhou) will be about 87%, and the interests of shareholders will not be negatively affected.

(3) For the purpose of HJ (Suzhou)’s initial public offering of RMB denominated ordinary shares (A-shares) and applying for listing on Shanghai Stock Exchange:

We propose that the shareholders’ meeting authorize the board of directors, chairman or his designated personnel, and/or the subsidiary’s board of directors or its designated personnel (applicable depending on the situation) to make necessary adjustments based on the execution of listing proposals, opinions of the relevant government authorities and the Shanghai Stock Exchange, rules and regulations of listing place, or market conditions, or actual situations, and to handle with full power the related matters in connection with the listing, including but not limited to engaging professional advisers, determining the issuing terms, issuing time, issuing amount, issuing counterparty, issuing method, pricing methodology, issuing price (including price range and final price), base date, strategic allocation (if any), use of proceeds, modifying and entering into the Horizontal Agreement, issuing cash compensation commitment of tax, social insurance and housing fund, issuing commitment letter of stable stock price, issuing other commitment letters and documents, and conducting any and all other matters in connection with the listing

Exhibit 99.3

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2018/06/29

2. Name and title of the managerial officer with permission to engage in competitive conduct:

(1) Stan Hung, Chairman & CSO

(2) Chitung Liu, Vice President & CFO

3. Items of competitive conduct in which the officer is permitted to engage:

(1)Stan Hung, Chairman & CSO

Chairman, HeJian Technology (Suzhou) Co., Ltd.

(2)Chitung Liu, Vice President & CFO

Director, HeJian Technology (Suzhou) Co., Ltd.

4. Period of permission to engage in the competitive conduct:

Same as the period of employment

5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): Approved

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below):

(1)Stan Hung, Chairman & CSO

(2)Chitung Liu, Vice President & CFO

7. Company name of the mainland China area enterprise and the director's position in the enterprise:

(1)Stan Hung, Chairman & CSO

Chairman, HeJian Technology (Suzhou) Co., Ltd.

(2)Chitung Liu, Vice President & CFO

Director, HeJian Technology (Suzhou) Co., Ltd.

8. Address of the mainland China area enterprise:

No. 333, Xinghua Street, Suzhou Industrial Park, Jiangsu Province, China

9. Business items of the mainland China area enterprise: Sales and manufacturing of integrated circuits

10. Degree of effect on the Company's finances and business: None

11. If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio: None

12. Any other matters that need to be specified: None

Exhibit 99.4

The announcement of UMC Board of Director’s Resolution to convene the Extraordinary General Meeting

1. Date of the board of directors’ resolution: 2018/06/29

2. Date for convening the special shareholders' meeting: 2018/08/20

3. Location for convening the special shareholders' meeting: UMC's Fab8S Conference Hall (No. 16, Creation Rd. 1, Hsinchu Science Park)

4. Cause or subjects for convening the meeting (1) Report Items: None

5. Cause or subjects for convening the meeting (2) Matters for Ratification: None

6. Cause or subjects for convening the meeting (3) Matters for Discussion:

1. To approve proposal for HeJian Technology (Suzhou) Co., Ltd., a subsidiary of the Company, to issue an initial public offering ("IPO") of RMB denominated ordinary shares (A-shares) on the Shanghai Stock Exchange.

2. To release the directors from non-competition restrictions.

7. Cause or subjects for convening the meeting (4) Elections: None

8. Cause or subjects for convening the meeting (5) Other Proposals: None

9. Cause or subjects for convening the meeting (6) Extemporary Motions: None

10. Book closure starting date: 2018/07/22

11. Book closure ending date: 2018/08/20

12. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of the common shares of Mie Fujitsu Semiconductor Limited

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Mie Fujitsu Semiconductor Limited

2. Date of occurrence of the event: 2018/06/29

3. Volume, unit price, and total monetary amount of the transaction:

Trading volume: 97,800,000 shares;

Unit price:$589.26 JPY;

Total amount: less than $57,630,000,000 JPY; (approximately $15,877,065,000 NTD)

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Fujitsu Semiconductor Limited; Non related party

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor's rights currently being disposed of (including types of collateral of the disposed creditor's rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment: In accordance with the contract

Restrictive covenants in the contract: None

Other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: Net assets of Mie Fujitsu Semiconductor Limited;

The decision-making department: board of directors

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Volume: 116,246,616 Common shares

Total Amount: Less than $18,556,058,083 NTD

Shareholding percentage: 100.0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 32.90%;

Ratio of shareholder's equity: 49.72%;

The operational capital as shown in the most recent financial statement: $48,020,332,000 NTD.

13. Broker and broker's fee: No

14. Concrete purpose or use of the acquisition or disposal: Long term investment

15. Net worth per share of the underlying securities acquired or disposed of: NA

16. Do the directors have any objection to the present transaction? : No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18. Any other matters that need to be specified:

Once the final purchase price is decided, will announce the related information

Exhibit 99.6

TWSE has approved trading in the listing securities will be resumed starting from July 2, 2018

1. Date of occurrence of the event: 2018/06/29

2. Due to pending the release of material information, TWSE has approved the date of the trading halt: 2018/06/29

3. Due to providing a full explanation of the information relevant to the cause for the halt, TWSE has approved the date of the resumption: 2018/07/02